UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

DEUTSCHE BANK AKTIENGESELLSCHAFT

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

D1T769565

(CUSIP Number)

Laetitia Muir

1 Vine Street

London, W1J 0AH United Kingdom

+44 207 925 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Special Situations Dedicated Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the direct beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”). See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (Cayman)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BCM & Partners SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Asset Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON PN

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT UK Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Luxembourg SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C-QUADRAT Investment AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cubic (London) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON CO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) T.R. Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) San Gabriel Privatstiftung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mag. Thomas Rieß
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Schütz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Asset Management Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group (International) Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,245,135 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,245,135 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,245,135 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% of Ordinary Shares*
14	TYPE OF REPORTING PERSON OO

*	The Reporting Person is the indirect beneficial owner of approximately 7.9% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HNA Group Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,489,635 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,489,635 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,489,635 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Ordinary Shares**
14	TYPE OF REPORTING PERSON OO

*	Includes 244,500 Ordinary Shares held by HNA Capital (US) Holding LLC, an indirect wholly-owned subsidiary of the Reporting Person.
**	The Reporting Person is the indirect beneficial owner of approximately 8.0% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Traffic Administration Holding Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,489,635 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,489,635 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,489,635 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Ordinary Shares**
14	TYPE OF REPORTING PERSON OO

*	Includes 244,500 Ordinary Shares held by HNA Capital (US) Holding LLC.
**	The Reporting Person is the indirect beneficial owner of approximately 8.0% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sheng Tang Development (Yangpu) Co. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,489,635 Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 164,489,635 Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,489,635 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Ordinary Shares**
14	TYPE OF REPORTING PERSON OO

*	Includes 244,500 Ordinary Shares held by HNA Capital (US) Holding LLC.
**	The Reporting Person is the indirect beneficial owner of approximately 8.0% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Province Cihang Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,489,635 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,489,635 Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,489,635 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Ordinary Shares**
14	TYPE OF REPORTING PERSON OO

*	Includes 244,500 Ordinary Shares held by HNA Capital (US) Holding LLC.
**	The Reporting Person is the indirect beneficial owner of approximately 8.0% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hainan Cihang Charity Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,489,635 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,489,635 Ordinary Shares*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,489,635 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Ordinary Shares**
14	TYPE OF REPORTING PERSON OO

*	Includes 244,500 Ordinary Shares held by HNA Capital (US) Holding LLC.
*	The Reporting Person is the indirect beneficial owner of approximately 8.0% of the outstanding Ordinary Shares of Deutsche Bank. See Item 5. The calculated percentages are based on 2,066,402,041 Ordinary Shares issued and outstanding of Deutsche Bank as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the Securities and Exchange Commission on March 16, 2018.

Amendment No. 5 to Schedule 13D

This Amendment No. 5 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 2, 2017 (the “Initial Filing”), as amended by Amendment No. 1 filed with the SEC on May 23, 2017, Amendment No. 2 filed with the SEC on December 21, 2017, Amendment No. 3 filed with the SEC on February 15, 2018 and Amendment No. 4 filed with the SEC on April 20, 2018 (collectively, the “Schedule 13D”) is being filed on behalf of the “Reporting Persons,” as defined in the Schedule 13D and corresponding to the signatories hereto, relating to the Ordinary Shares, no par value (the “Ordinary Shares”) of Deutsche Bank Aktiengesellschaft (“Deutsche Bank”) held for the account of C-QUADRAT Special Situations Dedicated Fund. Any capitalized terms used but otherwise undefined in this Amendment shall have the meaning given such term in the Schedule 13D.

This Amendment constitutes an exit filing with respect to the Trusts (as defined herein), Mag. Thomas Rieß and Alexander Schütz (collectively, the “Exit Filers”).

Annex A of the Schedule 13D is hereby amended and restated to read as set forth in Annex A hereto.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a) This Schedule 13D is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i) C-QUADRAT Special Situations Dedicated Fund (“C-QUADRAT”), a Cayman Islands limited liability company;

(ii) C-QUADRAT Asset Management (Cayman) (“C-QAM (Cayman)”), a Cayman Islands limited liability company;

(iii) BCM & Partners SA, a Swiss société anonyme;

(iv) C-QUADRAT Asset Management (UK) LLP (“C-QAM (UK)”), a United Kingdom limited liability partnership;

(v) C-QUADRAT UK Ltd., a United Kingdom limited company;

(vi) C-QUADRAT Luxembourg SA, a Luxembourg société anonyme;

(vii) C-QUADRAT Investment AG (“C-QIAG”), an Austrian joint stock company;

(viii) Cubic (London) Limited (“Cubic”), a United Kingdom limited company;

(ix) T.R. Privatstiftung, an Austrian foundation;

(x) San Gabriel Privatstiftung, an Austrian foundation (together with T.R. Privatstiftung, the “Trusts”);

(xi) Mag. Thomas Rieß;

(xii) Alexander Schütz;

(xiii) HNA Group (International) Asset Management Company Limited (“HNA AMCL”), a Hong Kong limited liability company;

(xiv) HNA Group (International) Company Limited, a Hong Kong limited liability company (“HNA CL”);

(xv) HNA Group Co. Ltd. (“HNA Group”), a Chinese limited liability company;

(xvi) Hainan Traffic Administration Holding Co. Ltd. (“Hainan Traffic Administration Holding”), a Chinese limited liability company;

(xvii) Sheng Tang Development (Yangpu) Co. Ltd (“Sheng Tang (Yangpu)”), a Chinese limited liability company;

(xviii) Hainan Province Cihang Foundation (“Cihang Foundation”), a Chinese charitable foundation; and

(xix) Hainan Cihang Charity Foundation, Inc. (“HNA Charity Foundation” and, together with the entities listed in (xiii)-(xviii) above, the “HNA Entities”), a New York charitable foundation.

The Schedule 13D relates to the Ordinary Shares held for the account of C-QUADRAT. See Item 5.

(b)	C-QUADRAT’s principal address is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

C-QAM (Cayman)’s business address and principal office is: c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands

BCM & Partners SA’s business address and principal office is: Rue du Général Dufour 12, 1204 Genève, Switzerland

C-QAM (UK)’s business address and principal office is: 1 Vine Street, London, W1J 0AH, United Kingdom

C-QUADRAT UK Ltd.’s business address and principal office is: 1 Vine Street, London, W1J 0AH, United Kingdom

C-QUADRAT Luxembourg SA’s business address and principal office is: 4, Rue Albert Borschette, L-1246 Luxembourg

C-QIAG’s business address and principal office is: Schottenfeldgasse 20A, 1070 Vienna, Austria

Cubic’s business address and principal office is: 44 Southampton Buildings, London, WC2A 1AP, United Kingdom

T.R. Privatstiftung’s business address and principal office is: Schottenfeldgasse 20A, 1070 Vienna, Austria

San Gabriel Privatstiftung’s business address is: Waldegghofgasse 3, 1170 Vienna, Austria

Mr. Rieß’s business address is: Schottenfeldgasse 20A, 1070 Vienna, Austria

Alexander Schütz’s business address and principal office is: Waldegghofgasse 3, 1170 Vienna, Austria

HNA AMCL’s business address and principal office is: 26/F Three Pacific Place, 1 Queen’s Road East, Hong Kong

HNA CL’s business address and principal office is: 26/F Three Pacific Place, 1 Queen’s Road East, Hong Kong

HNA Group’s business address and principal office is: Floor 25, HNA Building, No.7 Guoxing Avenue, Meilan District, Haikou City, Hainan Province, China

Hainan Traffic Administration Holding’s business address and principal office is: 17/F, Jialing Plaza, Jinmao District, Haikou City, Hainan Province, China

Sheng Tang (Yangpu)’s business address and principal office is: No.105, Building C, Xinyingwan Resettlement Area, Yangpu Hainan, China

Cihang Foundation’s business address and principal office is: Cihang Foundation Office, West Area, 4th Floor, HNA Building, No.7 Guoxing Avenue, Haikou, China

HNA Charity Foundation’s business address and principal office is: 747 Third Ave., 22/F, New York, NY 10017

(c)	The principal business of C-QUADRAT is acting as an investment fund inter alia organized for the purpose of acquiring shares of Deutsche Bank. C-QUADRAT is part of the C-QUADRAT Group, which is managed by C-QIAG, an international publicly traded investment manager, which until April 23, 2018 was jointly controlled by the Trusts. The Trusts, T.R. Privatstiftung and San Gabriel Privatstiftung, in turn, are beneficially owned and controlled, respectively, by Mr. Rieß and Mr. Schütz.

On April 23, 2018, HNA AMCL acquired all of the Trusts’ interests in C-QIAG and now holds a controlling interest in C-QIAG through HNA AMCL’s controlling ownership in Cubic. HNA AMCL is a holding company that is controlled by HNA CL, which acts as an investment and management platform for HNA CL’s parent, HNA Group. HNA Group is a conglomerate encompassing core divisions of tourism, capital, technology and logistics that is jointly held by Cihang Foundation and HNA Charity Foundation through their indirect ownership of Sheng Tang (Yangpu) and Hainan Traffic Administration Holding. Hainan Traffic Administration Holding and Sheng Tang (Yangpu) are holding companies.

In addition, C-QAM (UK), a sub-investment manager of C-QUADRAT, has the authority to vote and dispose of the Ordinary Shares held by C-QUADRAT. Similarly, C-QAM (Cayman), the holder of 100% of the voting rights of C-QUADRAT, has the ability to terminate the contracts between C-QUADRAT and C-QAM (UK) and retain control of the vote and disposition of the Ordinary Shares held by C-QUADRAT. The remaining Reporting Persons that are entities are intermediate holding companies.

Mr. Rieß’s principal business occupation is acting as a business professional.

Mr. Schütz’s principal business occupation is acting as a member of the management board of C-QIAG.

The business address of each person identified in Annex A is the address of the applicable Reporting Person.

(d)/(e)	During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship

(i) C-QUADRAT, a limited liability company incorporated under the laws of the Cayman Islands;

(ii) C-QAM (Cayman), a limited liability company incorporated under the laws of the Cayman Islands;

(iii) BCM & Partners SA, a société anonyme incorporated under the laws of Switzerland;

(iv) C-QAM (UK), a Limited Liability Partnership incorporated under the laws of the United Kingdom;

(v) C-QUADRAT UK Ltd., a limited company incorporated under the laws of the United Kingdom;

(vi) C-QUADRAT Luxembourg SA, a Société anonyme incorporated under the laws of Luxembourg;

(vii) C-QIAG, a joint stock company incorporated under the laws of Austria;

(viii) Cubic, a private limited liability company incorporated under the laws of the United Kingdom;

(ix) T.R. Privatstiftung, a private foundation established under the laws of Austria;

(x) San Gabriel Privatstiftung, a private foundation established under the laws of Austria;

(xi) Mr. Rieß is a citizen of Austria;

(xii) Mr. Schütz is a citizen of Austria;

(xiii) HNA AMCL, a limited liability company incorporated under the laws of Hong Kong;

(xiv) HNA CL, a limited liability company incorporated under the laws of Hong Kong;

(xv) HNA Group, a limited liability company incorporated under the laws of China;

(xvi) Hainan Traffic Administration Holding, a limited liability company incorporated under the laws of China;

(xvii) Sheng Tang (Yangpu), a limited liability company incorporated under the laws of China;

(xviii) Cihang Foundation, a charitable foundation established under the laws of China; and

(xix) HNA Charity Foundation, a charitable foundation established under the laws of New York.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended by adding the following:

As more fully described in Item 2(c), on April 23, 2018, the HNA Entities acquired beneficial ownership of the Ordinary Shares reported herein as a result of HNA AMCL’s acquisition of a controlling interest in C-QIAG.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a) C-QUADRAT is the direct beneficial owner of 164,245,135 Ordinary Shares, representing approximately 7.9% of Deutsche Bank’s outstanding Ordinary Shares. In addition, each Reporting Person other than C-QUADRAT and the Exit Filers, may be deemed the indirect beneficial owner of such Ordinary Shares, as set forth in the Items 11 and 13 and the footnotes thereto of applicable cover pages of this Amendment, which are incorporated herein by reference. The calculated percentages are based on the 2,066,402,041 Ordinary Shares issued and outstanding as of December 31, 2017 as reported on the cover page of the Annual Report on Form 20-F filed by Deutsche Bank with the SEC on March 16, 2018. The Exit Filers do not beneficially own any Ordinary Shares.

To the best of the Reporting Persons’ knowledge, none of the persons listed in Annex A holds any Ordinary Shares (other than as described in this Item 5). Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of Deutsche Bank for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

(b) The Cihang Foundation and HNA Charity Foundation have shared beneficial ownership through their indirect shared ownership of HNA Group. Each other Reporting Person possesses sole beneficial ownership over the Ordinary Shares. Each Reporting Person has the shared or sole authority to direct the voting and disposition of Ordinary Shares as set forth in Items 7-10 and the footnotes thereto of the cover pages to this Amendment, which are incorporated herein by reference. As described in Item 5(d) below, BL Capital Holdings Limited (BVI) (“BL Capital”) and HNA Innovation Finance Group Co. Limited (“HNA”) are investors in C-QUADRAT, and C-QUADRAT permits withdrawals, which may be settled in-cash or in-kind.

(c) The following acquisitions and dispositions were made in the last 60 days (which were previously reported on Amendment No. 4):

Dispositions

Date	Quantity	Price, EUR (Including Commissions, if any)	Fund Conducting Transaction	Location of Transaction
March 12, 2018 March 13, 2018 March 14, 2018 March 15, 2018 March 16, 2018 April 16, 2018 April 17, 2018 April 18, 2018 April 19, 2018 April 20, 2018	1,310,334 1,310,334 1,310,334 1,310,334 3,275,835 1,637,918 1,637,918 1,637,918 1,637,918 2,620,668	15.0000 per share (Put Exercise Price)	C-QUADRAT	Physical settlement of tranches of first series of collar transactions reported in Item 6 of the Initial Filing.

(d) Each of BL Capital and HNA, through their respective investments in C-QUADRAT, has the right to receive dividends and/or proceeds from the sales of the Ordinary Shares held by C-QUADRAT. HNA Capital (US) Holding LLC (“HNA US”) has the right receive dividends and proceeds from the sales of 244,500 Ordinary Shares that are directly held by HNA US.

(e) On April 23, 2018, each of the Exit Filers ceased to be a beneficial owner of more than five percent of the outstanding Ordinary Shares.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement

99.3	Power of Attorney for HNA Entities

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: April 26, 2018

C-QUADRAT SPECIAL SITUATIONS DEDICATED FUND

By: Alexander Smith, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (CAYMAN)

By: Walter Stresemann, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

BCM & PARTNERS SA

By: Fabio Michienzi, CEO

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Walter Stresemann, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT ASSET MANAGEMENT (UK) LLP

By:	/S/ Laetitia Muir
Name: Laetitia Muir
Title:	General Counsel, CCO & MLRO

C-QUADRAT UK LTD.

By: Cristobal Mendez de Vigo, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT LUXEMBOURG SA

By: Carlos Mendez de Vigo, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Filippo Campailla, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

C-QUADRAT INVESTMENT AG

By: Cristobal Mendez de Vigo, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlos Mendez de Vigo, Authorized Representative

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

CUBIC (LONDON) LIMITED

By: Alvaro De Salinas Harnden, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Carlo Michienzi, Non-Executive Chairman

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

T.R. PRIVATSTIFTUNG

By: Gerd Alexander Schütz, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Oliver Ginthör, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

SAN GABRIEL PRIVATSTIFTUNG

By: Mag. Thomas Rieß, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

By: Oliver Ginthör, Director

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

MAG. THOMAS RIEß

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

ALEXANDER SCHÜTZ

By:	/S/ Laetitia Muir
Name:	Laetitia Muir
Title:	Attorney-in-Fact*

HNA GROUP (INTERNATIONAL) ASSET MANAGEMENT COMPANY LIMITED

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Director

HNA GROUP (INTERNATIONAL) COMPANY LIMITED

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Director

HNA GROUP CO., LTD.

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Attorney-in-Fact**

HAINAN TRAFFIC ADMINISTRATION HOLDING CO. LTD

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Attorney-in-Fact**

SHENG TANG DEVELOPMENT (YANGPU) CO. LTD

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Attorney-in-Fact**

HAINAN PROVINCE CIHANG FOUNDATION

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Attorney-in-Fact**

HAINAN CIHANG CHARITY FOUNDATION, INC.

By:	/S/ Shuang Wang
Name:	Shuang Wang
Title:	Attorney-in-Fact**

*	See Power of Attorney attached to Amendment No. 4 as Exhibit 99.2.
**	See Power of Attorney for the HNA Entities attached hereto as Exhibit 99.3.

Annex A

(PERSONS THAT MAY EXERCISE CONTROL OVER ORDINARY SHARES)

Reporting Person	Directors
C-QUADRAT Special Situations Dedicated Fund	Fabio Michienzi Alexander Smith Neil Gray

C-QUADRAT Asset Management (Cayman)	Walter Stresemann

BCM & Partners SA	Fabio Michienzi Walter Stresemann Nurith Cohen

C-QUADRAT UK Ltd.	Cristobal Mendez de Vigo

C-QUADRAT Luxembourg SA	Antoine Meynial Massimo Raschella Carlos Mendez de Vigo Filippo Campailla

C-QUADRAT Investment AG	Carlos Mendez de Vigo Gerd Alexander Schütz Cristobal Mendez de Vigo

Cubic (London) Limited	Carlo Michienzi Li Neng (Non-Executive Director) Alvaro de Salinas Harnden

T.R. Privatstiftung	Gerd Alexander Schütz Johannes Juranek Oliver Ginthör

San Gabriel Privatstiftung	Thomas Riess Oliver Ginthör Christian Hausmaninger

HNA Group (International) Asset Management Company Limited	Wang Shuang Li Wenbin Xu Liang

HNA Group (International) Company Limited	Wang Jian Chen Feng Tan Xiangdong Li Xiaoming Wang Shuang Chen Chao Zhang Ling

HNA Group Co. Ltd.	Chen Feng Wang Jian Li Xianhua Tan Xiangdong Chen Wenli Lu Ying Zhang Ling Huang Qijun Tang Liang Tong Fu Zhao Quan

Hainan Traffic Administration Holding Co. Ltd	Tang Liang He Qishi Hu Jie

Sheng Tang Development (Yangpu) Co. Ltd	Zhang Zhifeng Quan Chao Deng Lanbo

Hainan Cihang Charity Foundation, Inc.	Tan Xiangdong Chen Guoqing Yang Guang

Reporting Person	Name (Title)
Hainan Province Cihang Foundation

Sun Mingyu (Council President)

Sun Lijun (Council Member)

Chen Rijin (Council Member)

Yang Yihua (Council Member)

Chen Feng (Council Member)

Wang Jian (Council Member)

Li Xianhua (Council Member)

Tan Xiangdong (Council Member)

Zhang Ling (Council Member)